March 8, 2007


By facsimile to (626) 839-9118 and U.S. Mail


Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Ever-Glory International Group, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed February 22, 2007
	File No. 0-28806

Dear Mr. Kang:

	We reviewed the filings and have the comment below.

Purchase Price, page 18

1. Disclosure in the second paragraph`s last sentence that there are
200 million shares authorized is inconsistent with disclosures on page 3 and elsewhere that there are 100 million shares authorized. Please reconcile the disclosures.

Market for Common Equity and Related Stockholder Matters, page 24

2. Please disclose the stock price information as of the latest practicable date. Refer to Item 201 (a)(1)(v) of Regulation S-K.
Please also consider disclosing the stock price information for the fourth quarter of 2006.

Risks Relating to Our Business, page 29

3. Please update the information on significant customers from the six months ended June 30, 2006 to the nine months ended September
30,
2006 or the year ended December 31, 2006, as applicable.
The market for the Company`s common stock is illiquid, page 33

4. If applicable, update the disclosure on the high and low bid price of Ever-Glory`s common stock during the past 52 week period.

Appendix E

Pro Forma Financial Information, page 1

5. Note 1 (A) to the audited financial statements of Nanjing New-Tailun Garments Company Limited, which are included in Appendix H, indicates that you acquired Nanjing New-Tailun Garments Company Limited from EGLY HK. You state on page 5 of the revised preliminary
14C in the "Summary Term Sheet" section that Mr. Kang owns an aggregate of 614,338 shares of common stock and 6,238 shares of series A preferred stock, which constitutes approximately 79% of your voting power as of August 31, 2006. You state on page 4 that Mr. Kang is the 100% shareholder and a director and officer of EGLY HK, which is the seller of this entity. In light of this, help us understand how you determined that it was appropriate to use the purchase method of accounting and record goodwill on the transaction under SFAS 141.  Your explanation should tell us how you
determined
that this transaction was not a transfer of an entity under common control. Refer to paragraph 3 of EITF 02-5 as well as paragraphs 11 and D11 through D18 of SFAS 141.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Information

Note 1 - Pro forma adjustments, page 6

6. Adjustment 6 appears to be referring to the consideration paid to the shareholders of New-Tailun instead of to the shareholders of Catch-Luck. Please revise your description.

Closing

	File a revised Pre14C in response to the comment. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comment, and any supplemental information.


	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy
					    Legal Branch Chief



Mr. Kang Yi Hua
March 8, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE